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Exhibit 2.3

CONFIDENTIAL TREATMENT REQUESTED. A MARK OF *** ON ANY PAGES OF THIS EXHIBIT INDICATES THAT CONFIDENTIAL MATERIAL HAS BEEN OMITTED. THIS EXHIBIT, INCLUDING THE OMITTED PORTIONS, HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934.

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

        This Stock Purchase Agreement (the "Agreement") is entered into effective as of August 2, 2004 by and among LECG, LLC, a California limited liability company ("Purchaser"), LECG Corporation, a Delaware corporation ("Parent"), The Summers 1992 Trust, U/T/A 1/27/92 (the "Summers Trust"), the Richard & Sylvia McCloskey Living Trust Dated 6/14/93 (the "McCloskey Trust"), Dr. Richard A. Blanchard ("Blanchard"), and Diana Trujillo ("Trujillo") (the Summers Trust, the McCloskey Trust, Blanchard and Trujillo to be referred to herein collectively as the "Sellers"), Gary J. Summers ("Summers") and Richard McCloskey ("McCloskey") (the Sellers, Summers and McCloskey to be referred to herein collectively as the "Seller Parties").

RECITALS

        A.    The Sellers own all of the issued and outstanding shares of the capital stock of Silicon Valley Expert Witness Group, Inc., a California corporation (the "Company"). Said shares are collectively referred to hereinafter as the "Shares."

        B    The Company provides industry consulting services and litigation support services for complex technologies and intellectual property disputes (the "Business") in the United States and throughout the world.

        C.    The Sellers desire to sell all of the Shares to Purchaser on the terms and conditions set forth herein.

        D.    Purchaser desires to purchase the Shares from the Sellers on the terms and conditions set forth herein.

        E.    In connection with the purchase and sale of the Shares, Purchaser will retain the services of Blanchard, McCloskey, Trujillo and Summers as employees of Purchaser in accordance with the terms of individual Expert Agreements, or Engagement Letters, as applicable, in substantially the forms attached hereto as Exhibit A, Exhibit B, Exhibit C and Exhibit D, respectively, to be entered into by and between Purchaser and Blanchard, McCloskey, Trujillo and Summers, respectively, as of the date hereof.

        F.    Following the sale and purchase of the Shares pursuant to this Agreement, at Purchaser's discretion, the Company and Purchaser may merge pursuant to an agreement and plan of merger between Company and Purchaser with Purchaser being the surviving entity and the Company ceasing to exist as a separate corporate entity.

AGREEMENT

        In consideration of the recitals set forth above, the covenants set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1.    Definitions.

        As used herein, the following terms will have the meanings indicated below:

        "2005 Payment" has the meaning given in Section 2.4.2(b)(i).

        "Accepted Liabilities" has the meaning given in Section 4.

        "Accounts Receivable" has the meaning given in Section 5.9.

        "Agreement" has the meaning given in the Preamble.

        "Applicable Securities Laws" has the meaning given in Section 2.3(b).

        "Balance Sheet" has the meaning given in Section 5.7.

        "Blanchard" has the meaning given in the Preamble.

        "Business" has the meaning given in Recital B.

        "Closing" has the meaning given in Section 3.1.

        "Closing Date" has the meaning given in Section 3.1.

        "Closing Payment" has the meaning given in Section 2.3.

        "Closing Shares" has the meaning given in Section 2.3(b).

        "Company" has the meaning given in Recital A.

        "Combination Performance Payment" has the meaning given in Section 2.4.2(a).

        "Contracts" has the meaning given in Section 5.13.

        "Cost of Sales and Applicable Overhead" will be determined on an accrual basis in accordance with GAAP and means the ***.

        "Cumulative Revenue" will be determined on an accrual basis in accordance with GAAP and means ***.

        "Cumulative Revenue Minimum" has the meaning given in Section 2.4.3(b).

        "Cumulative Revenue Payment" has the meaning given in Section 2.4.3.

        "Dispute" has the meaning given in Section 17.

        "Earn Out Payments" has the meaning given in Section 2.4.1(a).

        "Effective Time" has the meaning given in Section 3.1.

        "Employee Benefit Plan" means all plans, contracts, schemes, programs, funds, commitments or arrangements providing money, services, property, or other benefits, whether written or oral, formal or informal, qualified or non-qualified, funded or unfunded, and including any that have been frozen or terminated, which pertain to any current or former employee, partner, consultant or independent contractor of SV. All Employee Benefit Plans are identified on Schedule 5.21.

        "Enforceability Limitations" means (i) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting or limiting the enforcement of creditors' rights generally and

(ii) the discretion of the appropriate court with respect to specific performance, injunctive relief or other equitable remedies.

        "Environmental Law" means any Legal Requirement designed to minimize, prevent, punish or remedy the consequences of actions that damage or threaten the environment or public health and safety.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Excluded Liability" has the meaning given in Section 4.

        "Financial Statements" has the meaning given in Section 5.7.

        "Finders' Fees" means ***.

        "GAAP" means generally accepted accounting principles as applied in the United States, consistently applied.

        "Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or other wise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

        "Governmental Body" means any foreign, federal, state, local or other governmental authority or regulatory body.

        "Gross Revenue" will be determined on an accrual basis in accordance with GAAP and includes ***.

        "Intellectual Property" means (a) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with all translations, adaptations, derivations and combinations thereof, and all applications, registrations and renewals in connection therewith, (b) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (c) all trade secrets and confidential business information (including, without limitation, all means and methods of doing business, research, techniques, models, databases, specifications, client and vendor lists, pricing and cost information, and business and marketing plans and proposals), (d) all computer software (including data and related documentation) as evidenced by valid licenses therefor, (e) all other proprietary rights of the Company, (f) all copies and tangible embodiments of Intellectual Property (in whatever form or medium), and (g) any remedies against infringements thereof and rights to protection of interest therein under the laws of all jurisdictions (including foreign jurisdictions) of the Company.

        "Interim Financial Statement" has the meaning given in Section 5.7.

        "Interim Financial Statement Date" has the meaning given in Section 5.7.

        "Leases" has the meaning given in Section 5.12.

        "Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

        "Liability" means any debt, liability, commitment and guaranty, warranty or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, accrued, fixed, absolute, potential, contingent or otherwise, and whether due or to become due.

        "Material" and "Materially" or any variation thereof, means, (i) with respect to an obligation, contract, commitment or lien, any obligation, contract, commitment or lien that requires an expenditure of more than $30,000, and (ii) with respect to any other event or circumstance, an event or circumstance that would have a substantial adverse effect on the operations, employee or client relations, properties, assets (including intangible assets), liabilities (contingent or otherwise), financial condition or results of operations of the Company.

        "McCloskey" has the meaning given in the preamble hereof.

        "McCloskey Trust" has the meaning given in the preamble hereof.

        "Measurement Period" means each of the time periods identified in Section 2.4 during which the Performance Objectives are measured.

        "Mediator" has the meaning given in Section 17.

        "Mediation Notice" has the meaning given in Section 17.

        "Merger" has the meaning given in Section 2.5.2.

        "Net Loss" has the meaning given in Section 13.3.

        "Net Revenue" means ***

        "Operating Margin" means ***.

        "Ordinary Course of Business" means an action taken by a Person that is (i) consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; (ii) not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and (iii) similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

        "Organizational Documents" means the articles or certificate of incorporation and the bylaws of the Company, along with any amendments thereto.

        "Parent" has the meaning given in the preamble hereof.

        "Parent Stock" has the meaning given in Section 2.3(b).

        "Partial Payment" has the meaning given in Section 2.4.3(b).

        "Payment Date" has the meaning given in Section 2.4.1(b).

        "Performance Objectives" has the meaning given in Section 2.5.1.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or governmental body.

        "Post-Closing Tax Period" has the meaning given in Section 8.2.1.

        "Pre-Closing Tax Period" has the meaning given in Section 8.2.1.

        "Proposing Party" has the meaning given in Section 17.

        "Protected Party" has the meaning given in Section 9.3.

        "Purchase Price" has the meaning given in Section 2.2.

        "Purchaser" has the meaning given in the Preamble.

        "Purchaser Dispute Notice" has the meaning given in Section 8.1.2.

        "Purchaser Party" has the meaning given in Section 13.1.

        "Realization Allowance" means ***.

        "Recipient" has the meaning given in Section 9.3.

        "Seller" and "Sellers" have the meanings given in the Preamble.

        "Seller Affiliate" has the meaning given in Section 13.2.

        "Seller Parties" has the meaning given in the Preamble.

        "Shared Facilities" means any facility occupied by Purchaser employees and SV Employees, the cost of which will be allocated between Purchaser's own account and the Cost of Sales and Applicable Overhead based on the headcount of SV Employees as compared to the headcount of all other Purchaser employees within the same facility, as determined by a quarterly headcount census conducted by Purchaser.

        "Shareholder Dispute Notice" has the meaning given in Section 8.1.1.

        "Straddle Period" has the meaning given in Section 8.2.1.

        "Summers" has the meaning given in the preamble hereof.

        "Summers Trust" has the meaning given in the preamble hereof.

        "SV Director" means any individual hired to practice with the SV Practice either as an employee or as an independent contractor.

        "SV Employee" means those individuals listed on Schedule 5.20 attached hereto and incorporated herein by this reference, as such Schedule may be updated by Purchaser from time to time to include new hires, who perform services for the Company but do not bill their time to clients, including Summers, McCloskey and Trujillo.

        "SV Practice" means the services billed to clients by the Company.

        "SV President" means Gary J. Summers.

        "SV Project" means projects or assignments performed by SV Directors.

        "SV Representative" means, as of the Closing Date, Gary J. Summers, and thereafter, any other Person who may be subsequently elected SV Representative in accordance with this paragraph. With respect to the period commencing on the Closing Date and ending on September 30, 2009, all acts of the SV Representative will be binding on the Sellers for all purposes relating to rights and obligations of the Seller Parties hereunder, and Purchaser and Parent may rely on the authority of the SV Representative for all purposes relating to rights and obligations of the Seller Parties hereunder. The appointment of the SV Representative as the representative of the Sellers for the period specified in this paragraph is coupled with an interest and all authority hereby conferred shall be irrevocable and shall not be terminated by any or all of the Sellers without prior written notice to Purchaser and Parent. Notwithstanding the foregoing, in the event Summers (or any other Person subsequently elected SV Representative) is unable (whether on account of death, disability or otherwise) or fails or refuses to act as SV Representative, then the Sellers may elect a new SV Representative to replace such Person, by the affirmative vote of a majority of the Sellers based on the original number of Shares held by the Sellers immediately prior to the Closing Date.

        "Tax" (and "Taxes") means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, property, sales, use, transfer, gains, license, excise, employment, payroll, withholding on amounts paid to or by the Company, payroll, severance, stamp, occupation, premium, environmental, duty, ad valorem, value added, profits or minimum tax; (ii) any other tax custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty thereon, addition to tax or additional amount imposed by any Governmental Body, whether disputed or not, (iii) any liability of the Company for the payment of any amounts of any of the foregoing types as a result of being a party to any agreement or arrangement whereby liability of the Company for payment of such amounts was determined or taken into account with reference to the liability of any other Person and (iv) any liability of the Company for the payment of any amounts as a result of being a party to any arrangements (whether or not written) binding on the Company or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other person.

        "Tax Matter" has the meaning given in Section 8.4.

        "Tax Returns" means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

        "Transaction Documents" has the meaning given in Section 5.1.

        "Transferred Business Records" has the meaning given in Section 9.6.

        "Trujillo" has the meaning given in the preamble hereof.

        "Year-End Financial Statements" has the meaning given in Section 5.7.

        2.    Sale of Shares; Purchase Price.

          2.1    Sale of Shares.    Subject to the terms and conditions of this Agreement, on the Closing Date, the Sellers will sell, transfer and deliver the Shares to Purchaser, and Purchaser will purchase, receive and accept delivery of the Shares from the Sellers.

          2.2    Purchase Price.    The purchase price for the Shares (the "Purchase Price") will consist of (i) the Closing Payment as defined in Section 2.3; and (ii) the Earn Out Payments, as defined Section 2.4.1(a), or any portions thereof, as applicable, earned by Sellers pursuant to Section 2.4. Schedule 2.2 hereto lists each Seller's pro rata share of the Purchase Price. Purchaser will have no responsibility or liability as a result of any disagreement or dispute between the Sellers as to allocation of the Purchase Price.

          2.3    Closing Payment.    At Closing, Purchaser will deliver, or cause to be delivered to Sellers, the following (collectively, the "Closing Payment"):

            (a)   Five Million Dollars ($5,000,000) by wire transfer of immediately available funds pursuant to wire instructions supplied by Sellers at least three (3) days prior to the Closing Date; and

            (b)   A number of unregistered shares of common stock of Parent ("Parent Stock") calculated by dividing One Million Dollars ($1,000,000) by the average closing price of Parent's common stock on NASDAQ for the 20 trading days immediately preceding the Closing Date (the "Closing Shares"). The Closing Shares will be issued to each Seller in such percentages as listed on Schedule 2.2 attached hereto and incorporated herein by this reference. The certificates representing the Closing Shares will be delivered to Sellers by Parent within five (5) business days of the Closing Date.

            In connection with such issuance, the Sellers will be required to make certain investment representations to Parent to permit the issuance to qualify for an exemption from the registration requirements of the Securities Act of 1933, as amended and applicable state securities laws ("Applicable Securities Laws"). Additionally, each Seller will execute a Lock-Up Agreement in the form attached hereto as Exhibit F pursuant to which each Seller will agree to certain restrictions on his/her/its ability to dispose of the Closing Shares.

          2.4    Earn Out Payments.

            2.4.1    General.

              (a)   In addition to the Closing Payment, Purchaser will pay to Sellers certain additional payments (collectively, the "Earn Out Payments") as more fully described in this Section 2.4 if the SV Practice achieves the performance objectives specified in this Section 2.4.

              (b)   Any Earn Out Payment will be paid by Purchaser on the September 30 immediately following the applicable Measurement Period in which the Earn Out Payment accrued (each such September 30 to be referred to as a "Payment Date").

              (c)   Any Earn Out Payment will be paid by Purchaser by wire transfer of immediately available funds.

            2.4.2    Combination Performance Payments.

              (a)    Calculation of Payment.    Purchaser will pay Sellers an annual, aggregate payment of One Million Dollars ($1,000,000) after each of the three years following the Closing if the SV Practice achieves both a minimum Net Revenue and a Operating Margin objective during each such annual period. Each such payment is referred to as a "Combination Performance Payment." To earn each Combination Performance Payment, the SV Practice's minimum Net Revenue and minimum Operating Margin in each corresponding Measurement Period must be equal to or greater than the following:

Measurement Period	Minimum Net Revenue	Minimum Operating Margin
Closing Date—July 31, 2005	***	***
August 1, 2005—July 31, 2006	***	***
August 1, 2006—July 31, 2007	***	***

              (b)    Impact of Meeting Combined Objectives in Fewer Than All Measurement Periods.

                (i)    If the SV Practice fails to achieve both the Net Revenue and Operating Margin objectives for the Measurement Period ending July 31, 2005, Purchaser will nevertheless pay to Sellers on September 30, 2005 One Million Dollars ($1,000,000) (the "2005 Payment"). If the SV Practice fails to achieve the Net Revenue and Operating Margin objectives in each of the Measurement Periods ending July 31, 2005 and July 31, 2006, respectively, then Purchaser will not make any Combination Performance Payment with respect to the Measurement Period ending July 31, 2006.

                (ii)   If, as of September 30, 2007, the total Combination Performance Payments (including credit for the 2005 Payment, if applicable) actually paid by Purchaser are less than Three Million Dollars ($3,000,000), then Purchaser will pay to Sellers on September 30, 2009 an additional amount equal to

                (iii)  the difference between Three Million Dollars ($3,000,000) and the total amount of all Combined Performance Payments already paid to Sellers (including credit for the 2005 Payment, if applicable).

            2.4.3    Cumulative Revenue Payments.

              (a)    Amount of Payments.    For each of the Measurement Periods indicated in the table below, Purchaser will pay to Sellers the corresponding Cumulative Revenue Payment shown in the table if the SV Practice's Cumulative Revenue for each such Measurement Period is equal to or greater than the following Cumulative Revenue Objectives, provided, however, that in any event the maximum amount payable to Sellers in respect of Cumulative Revenue Objectives is One Million Five Hundred Thousand Dollars ($1,500,000):

Measurement Period	Cumulative Revenue Objective	Cumulative Revenue Payment
Closing Date—July 31, 2005	***	***
August 1, 2005—July 31, 2006	***	***
August 1, 2006—July 31, 2007	***	***
August 1, 2007—July 31, 2008	***	***
August 1, 2008—July 31, 2009	***	***

              (b)    Partial Cumulative Revenue Payments. ***

            2.4.4    Exceptional Margin Payments.

              (a)    Amount of Payments.    For any Measurement Period for which the SV Practice achieves the Cumulative Revenue Minimum as described in Section 2.4.3(a) above, and an Operating Margin of at least *** Purchaser will pay to Sellers an Exceptional Margin Payment in an amount corresponding to the Exceptional Margin Objective achieved as set forth below:

Exceptional Margin Objective	Amount of Exceptional Margin Payment
***	***
***	***
***	***
***	***
***	***
***	***

            2.4.5    Examples.    Examples of how the Earn Out Payments in this Section 2.4 will be calculated are set forth in Schedule 2.4.5.

          2.5    Measuring Performance Objectives; Accounting.

            2.5.1    Definition of Performance Objectives.    "Performance Objectives" means, collectively, the Net Revenue and Operating Margin Objectives specified in Sections 2.4.2 above, the Cumulative Revenue Objectives specified in Section 2.4.3 above, and the Exceptional Margin Objectives specified in Section 2.4.4 above.

            2.5.2    Change in Structure.    Following the Closing, Purchaser and the Company, at Purchaser's sole discretion, may merge such that Purchaser will be the surviving entity and the Company will cease to exist as a separate corporate entity (the "Merger"). In the event the Merger occurs, during the period commencing with the Merger and ending on the final determination and payment of the last Earn Out Payment for the Measurement Period ending

    July 31, 2009, Purchaser will (i) maintain at all times accurate books and records, including electronic files, sufficient for the calculation of the Earn Out Payments, and (ii) provide Sellers and the SV Representative, during normal business hours upon not less than five (5) days notice, reasonable access to all client contracts and other materials and records reasonably required and relating to the calculation of the Earn Out Payments.

            2.5.3    Accounting.    Within thirty (30) days after the end of each month (and within sixty (60) days after the end of each fiscal quarter), Purchaser will issue a report to the SV Representative that details for each of those periods the Net Revenue and Operating Margin of the SV Practice relative to the Performance Objectives.

            2.5.4    Operational Impact on Performance Objectives.    This Agreement requires the achievement by the SV Practice of the Performance Objectives set forth above in order for Sellers to obtain certain of the economic benefits described herein. Although it is the expectation of the parties that those of the Seller Parties who will be employees of Purchaser will exercise a significant degree of discretion and control over the activities of the SV Practice, the overall operation of Purchaser's business is the sole responsibility of its senior management and Board of Directors of Parent and those of the Seller Parties who will be employees of Purchaser, in their capacity as employees, will be subject to the policies implemented by Purchaser's management and Board of Directors of Parent from time to time. No action or inaction by Purchaser in managing its business will change the Performance Objectives. From time to time, if there is a material adverse change in the circumstances from those existing on the date of this Agreement, Purchaser and the SV Representative may negotiate in good faith for appropriate modifications to the method of calculating the Earn Out Payments; provided, however, that (i) the party desiring to commence negotiations must first notify the other party in writing of any such material adverse change in circumstances within a reasonable time after their occurrence; and (ii) no modifications will be made unless such modifications are acceptable to Purchaser and Sellers.

        3.    The Closing.

          3.1    The Closing.    The "Closing" means the time at which Sellers will effect the sale and transfer of the Shares in exchange for the Purchase Price to be delivered by Purchaser pursuant to Section 2 hereof. The Closing will occur on a date to be mutually agreed by the parties, but in no event later than August 2, 2004, at the offices of Purchaser at 2000 Powell Street, Suite 600, Emeryville, California, 94608, or at such other place as the parties may mutually agree. The "Closing Date" will be the date on which the Closing occurs. The Closing will be effective for all purposes under this Agreement as of 12:01 a.m. PST on the Closing Date (the "Effective Time").

          3.2    Seller Deliveries at Closing.    Subject to fulfillment or waiver of the conditions set forth in Section 11, at the Closing Sellers will execute and/or deliver to Purchaser all of the following:

            3.2.1    Certificates representing the Shares, accompanied by stock powers duly endorsed in blank in each case sufficient to sell, transfer and deliver to Purchaser all right, title and interest in and to the Shares.

            3.2.2    An opinion of counsel to Sellers substantially in the form of Exhibit G; and

            3.2.3    The Expert Agreement duly executed by Blanchard, and the Engagement Letters duly executed by each of Summers, Trujillo and McCloskey, respectively;

            3.2.4    A Lock-Up Agreement executed by each Seller receiving Closing Shares substantially in the form of Exhibit F hereto;

            3.2.5    A certificate executed by each of the Seller Parties in form and substance reasonably satisfactory to Purchaser representing and warranting to Purchaser that (a) each of the representations and warranties made by the Seller Parties herein is true and correct as of the Closing Date, (b) the conditions set forth in Section 10 have been satisfied.

          3.3    Purchaser Deliveries at Closing.    Subject to fulfillment or waiver of the conditions set forth in Section 10, at the Closing, Purchaser will execute and/or deliver to Sellers all of the following:

            3.3.1    The cash portion of the Closing Payment as provided in Section 2.3;

            3.3.2    An Officer's Certificate of the Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to Sellers (i) authorizing the execution and performance of this Agreement and the other transaction documents described herein, and the transactions contemplated hereby; (ii) containing incumbency certificates for the individuals authorized to execute this Agreement and all related agreements on behalf of Purchaser, and (iii) specifying any Liabilities of the Company that Purchaser specifically agrees to accept.

        4.    Seller Liabilities.

        Notwithstanding Purchaser's acquisition of the Shares pursuant to this Agreement, Sellers specifically agree to provide indemnity for all liability and remain responsible for those liabilities and obligations of the Company not specifically accepted by Purchaser. Schedule 4 hereto lists each liability and obligation of the Company specifically accepted by Purchaser (collectively, the "Accepted Liabilities"). Any liability or obligation of the Company not listed on Schedule 4 shall be deemed an "Excluded Liability" and any costs incurred by Purchaser in connection with the discharge of an Excluded Liability shall be subject to Purchaser's right to indemnification from Sellers pursuant to Section 13.1 hereof and Purchaser's right of offset pursuant to Section 13.3 hereof.

        5.    Representations and Warranties of Seller Parties.

        As an inducement to Purchaser and to Parent to enter into this Agreement and to consummate the transactions contemplated in this Agreement, each of the Seller Parties jointly and severally represents and warrants to Purchaser and Parent and agrees as follows:

          5.1    Due Authority.    Each Seller Party has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments (collectively, the "Transaction Documents") to be delivered by such Seller Party to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. No consents or approvals are required to be obtained by the Company or the Seller Parties to sell the Shares to Purchaser. The Transaction Documents constitute the valid and legally binding obligations of the Seller Parties, enforceable against each Seller Party in accordance with their respective terms, except as may be limited by the Enforceability Limitations.

          5.2    No Violations.    Except as set forth in Schedule 5.2, neither the execution and delivery of this Agreement, the consummation of any of the transactions contemplated hereby, nor the fulfillment of any of the terms hereof will, directly or indirectly (with or without notice or lapse of time) (i) violate or conflict with (A) the Organizational Documents or any agreement between the Seller Parties, or (B) any resolution adopted by the board of directors of the Company, (ii) result in any breach of or any default (including events of acceleration, termination or cancellation or loss of rights) under any provision of any of the Contracts or any other contract or agreement to which the Company or any Seller Party is a party or by which the Company or any Seller Party is bound or to which the Company's assets are subject, or (iii) will result in a violation of any Legal Requirement of any Governmental Body having jurisdiction over the Company or over any Seller Party.

          5.3    Organization and Valid Existence.

            5.3.1    The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California, with full corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by the Company, or the nature of the activities conducted by the Company, requires such qualification.

            5.3.2    Sellers have delivered to Purchaser copies of the Organizational Documents, each as currently in effect.

          5.4    Capitalization of the Company.    The authorized equity securities of the Company consist of 1,000,000 shares of common stock, no par value per share, of which all 1,000,000 shares are issued and outstanding and constitute the Shares. It is the express intent of the parties hereto that the transactions contemplated by this Agreement will effect the transfer of 100% of the outstanding shares of the Company to Purchaser. The Sellers are and will be on the Closing Date the record and beneficial owners and holders of the Shares, free and clear of any encumbrances. The Summers Trust owns 616,666 shares, the McCloskey Trust owns 116,667 shares, Blanchard owns 216,667 shares, and Trujillo owns 50,000 shares. All of the Shares have been duly authorized, validly issued, fully paid, and are non-assessable. There are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issue or sale of any shares of capital stock (or any other ownership rights) in the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Except as disclosed on Schedule 5.4, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of any of the Shares. Schedule 5.4 contains a complete listing of all of the officers and directors of the Company. None of the Shares were issued in violation of Applicable Securities Laws.

          5.5    No Subsidiaries.    The Company has no subsidiaries, direct or indirect, nor is the Company a member of any partnership or a participant in any joint venture or similar arrangement. The Company is not a party to any agreement to acquire direct or indirect interests in any Person.

          5.6    Books and Records.    The books of account, minute books, stock record books, and other records of the Company, all of which have been made available to Purchaser, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Company contain accurate and complete records of all meetings held of, and corporate action taken by (including actions taken by written consent), the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Company at which material decisions of the Company were made, and no meeting of any such stockholders, Board of Directors, or committee at which material decisions of the Company were made has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company and will be delivered to Purchaser.

          5.7    Financial Statements.    The Seller Parties have delivered to Purchaser: (a) unaudited consolidated balance sheets of the Company as of December 31 in each of the years 2001 through 2003 and the first six (6) months of 2004 through June 30, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flow for each of the fiscal years then ended (collectively, the "Year-End Financial Statements"), (b) a consolidated balance sheet of the Company as of December 31, 2003 (including the notes thereto, the "Balance Sheet"), and the related consolidated statements of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, and (c) an unaudited consolidated balance sheet of the Company as of June 30, 2004 (the "Interim Financial Statement Date") and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the six (6) months then ended, including in each case the notes thereto (the "Interim Financial Statement"). The Year-End Financial Statements, the Balance Sheet and the Interim Balance Sheet are sometimes collectively referred to herein as the "Financial Statements". The Financial Statements fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of the Company as at the respective dates of and for the periods referred to in such Financial Statements. Except as disclosed in Schedule 5.7, the Seller Parties do not know of any reason why the Accounts Receivable should not be collectible in the Ordinary Course of Business, subject to the allowance for doubtful accounts on the Financial Statements. No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

          5.8    Absence of Certain Changes.    Except (a) as disclosed in the Financial Statements or in Schedule 5.8; and (b) for the execution and delivery of this Agreement, since the Interim Financial Statement Date, the Company has conducted its business only in the Ordinary Course of Business and there has not been any:

            5.8.1    change in the Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

            5.8.2    amendment to the Organizational Documents;

            5.8.3    payment or increase by the Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar agreement or legally binding obligation with any director, officer, or employee;

            5.8.4    adoption of, or increase in the payments to or benefits under, any Employee Benefit Plan;

            5.8.5    damage to or destruction or loss of any asset or property of the Company, whether or not covered by insurance, Materially adversely affecting the properties, assets, business, financial condition, or prospects of the Company, taken as a whole;

            5.8.6    entry into, termination of, or receipt of notice of termination of (i) any license, joint venture, credit, or similar agreement, or (ii) any contract, agreement or legally binding obligation or transaction involving a total remaining commitment by or to the Company of at least $5,000;

            5.8.7    sale, lease, or other disposition of any asset or property of the Company or mortgage, pledge, or imposition of any lien or other encumbrance on any Material asset or property of the Company, including the sale, lease, or other disposition of any of the Intellectual Property;

            5.8.8    cancellation or waiver of any claims or rights with a value to the Company in excess of $5,000;

            5.8.9    Material change in its condition (financial or otherwise), operations, business, assets or liabilities, other than changes in the Ordinary Course of Business;

            5.8.10    increase, or agreement to increase, the compensation or bonuses or special compensation of any kind of any of its directors, officers, employees or agents over the rate being paid to them on the Interim Financial Statement Date, other than merit, incentive, and/or cost-of-living increases made in the Ordinary Course of Business, and no such increases are required by written agreement or oral understanding; or adopted or increased any benefit under any Employee Benefit Plan or arrangement made to, for, or with any such director, officer, employee or agent;

            5.8.11    strike, work stoppage or any other labor dispute or controversy;

            5.8.12    Material change in the accounting methods used by the Company; or

            5.8.13    agreement, whether oral or written, by the Company to do any of the foregoing.

          5.9    Accounts Receivable.    All accounts receivable of the Company that are reflected on the Balance Sheet or the Interim Financial Statement or on the accounting records of the Company as of the Closing Date (collectively, the "Accounts Receivable") represent or will represent valid obligations arising from services actually performed in the Ordinary Course of Business. Except as set forth in Schedule 5.9, unless paid prior to the Closing Date, the Accounts Receivable are or will be to the best of the Seller Parties' knowledge as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Financial Statement or on the accounting records of the Company as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Interim Financial Statement represented of the Accounts Receivable reflected therein and will not represent a Material adverse change in the composition of such Accounts Receivable in terms of aging). Except as listed on Schedule 5.9, each of the Accounts Receivable to the best of the Seller Parties' knowledge either has been or will be collected in full, without any set-off, within ninety (90) days after the day on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business known to the Seller Parties, under any agreement, contract or legally binding obligation with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Schedule 5.9 contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Financial Statement, which list sets forth the aging of such Accounts Receivable.

          5.10    Title to and Condition of Assets.    Except as set forth in Schedule 5.10, all of the properties and assets the Company owns are owned by the Company free and clear of all mortgages, deeds of trust, liens and security interests except for statutory liens for the payment of current taxes that are not yet delinquent, liens, encumbrances, security interests and capital leases that arise in the Ordinary Course of Business and that do not affect Material properties and assets of the Company. With respect to the property and assets it leases, the Company is in compliance with such leases in all Material respects.

          5.11    Personal Property.    Schedule 5.11 contains a list of all machinery, equipment, vehicles, furniture and other tangible personal property owned by the Company and Material to its operations. Each such item of personal property is in good operating condition and repair, and is adequate for the uses to which it is being put, and none of such machinery, equipment, vehicles, furniture and other tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not Material in nature or cost. The machinery, equipment, vehicles, furniture and other tangible personal property of the Company are sufficient for the continued conduct of the Company's businesses after the Closing in substantially the same manner as conducted prior to the Closing.

          5.12    Real Property.    Schedule 5.12 includes a description of each lease or similar agreement under which the Company is lessee or holds, uses or operates any real property (collectively, the "Leases"). The Company's conduct of its business in any premises occupied by the Company is not in violation of any Legal Requirement in any respect, which violations have a Material adverse affect upon the interests of the Company (including, without limitation, those concerned with environmental or occupational safety standards). The Company is not in default under any Lease and, to the actual knowledge of each Seller Party, the landlord is not in default under any Lease.

          5.13    Contracts.    Schedule 5.13 contains a complete list (and, in the case of oral agreements, contracts or leases, a summary of the Material terms) of (i) all equipment leases, capital leases, client engagement letters, retainer letters, fee agreements and other agreements or arrangements involving a total commitment for the performance of services or the delivery of goods by or to the Company in excess of $10,000; and (ii) all of the Contracts (including Contracts in progress on the Closing Date), work backlog, affiliate arrangements, expert contracts, formal and informal relationships with outside experts and vendor relationships (collectively, the "Contracts"). In the case of client engagement letters, retainer letters and fee agreements, all such Contracts are listed on Schedule 5.13 regardless of whether or not they involve a total commitment to or by the Company in excess of $10,000. The Contracts are valid, binding and enforceable in accordance with their respective terms and are in full force and effect. The Company has complied in all Material respects with all such Contracts and is not in default under any of such Contracts. Neither the Company nor, to the actual knowledge of any Seller Party, any other party is in default in the observance or the performance of any Material term or obligation to be performed by it under any such Contract.

          5.14    Litigation.    There is no litigation, proceeding (arbitral or otherwise), claim or investigation of any nature pending or, to any Seller Party's actual knowledge, threatened against the Company or the Seller Parties. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against the Company.

          5.15    No Undisclosed Liabilities.    Except as set forth in Schedule 5.15, the Company has no Liabilities except for Liabilities reflected or reserved against in the Balance Sheet or the Interim Financial Statement and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Notwithstanding the scheduling of Liabilities on Schedule 5.15, Purchaser will only be responsible for the Accepted Liabilities and not any of the Excluded Liabilities.

          5.16    Intellectual Property.    Schedule 5.16 contains a true and complete list of all Intellectual Property used in or useful to the Company's business. The Seller Parties have delivered to Purchaser copies of all documents (if any) establishing the Company's rights to use the Intellectual Property.

            5.16.1    There are no claims or demands, and to the actual knowledge of the Seller Parties, no reasonable basis for any such claim or demand, of any Person that any of the Intellectual Property infringes or conflicts in any way with any copyright, patent, trademark, service mark trade name, trade secret, license, application or other proprietary right or intellectual property of any other Person, or makes unauthorized use of any secret process, formula, method, information, know-how, or any other proprietary confidential information, including, without limitation, any software or software documentation of any other Person. The Company owns or licenses by valid license(s) all right, title and interest in and to the Intellectual Property. Without limiting the foregoing, the Company has a sufficient number of licenses for its software programs for each of its current employees and independent contractors. The Company's rights in and to the Intellectual Property are freely assignable, including the right to create derivative works, and the Company is not under any obligation to pay any royalty or other compensation to any third Person or to obtain approval or consent for use of licensing any of the Intellectual Property. All of the Company's interests in the Intellectual Property are free and clear of all liens and are not currently being challenged or, to the actual knowledge of the Seller Parties, infringed in any way or involved in any pending legal or administrative proceeding before any Governmental Body or court. Except for licenses to clients in the Ordinary Course of Business, no current licenses for use of the Intellectual Property have been granted by the Seller Parties or the Company to any third Persons, and to the actual knowledge of the Seller Parties none of the Intellectual Property is being used by any other Person. Except as disclosed in Schedule 5.16.1, the Company has not granted any licenses or other rights with respect to the Intellectual Property and has no obligation to grant licenses or other rights.

            5.16.2    Except as set forth in Schedule 5.16.2, no employee or independent contractor of the Company has any valid claim or right to any of the Intellectual Property.

            5.16.3    The Company is not, nor will be, as a result of the Seller Parties' execution and delivery of this Agreement or the performance of their obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or any licenses, sublicense or other agreement pursuant to which the Company is authorized to use any third party patents, trademarks or copyrights, including software.

            5.16.4    All rights in the Intellectual Property held by the Company are valid and enforceable. The Company is not party to any suit, action or proceeding which involves a claim of infringement of any patent, trademark, service mark or copyright or the violation of any trade secret or other proprietary right of any third Person and the Seller Parties do not have any knowledge that the marketing, licensing, sale, offer for sale, or use of any of its services by the Company infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third Person.

          5.17    Compliance with Laws; Governmental Authorizations.

            5.17.1    Except as set forth in Schedule 5.17:

              (a)   the Company is, and at all times since September 29, 2000 has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

              (b)   no event has occurred or circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement, or (ii) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

              (c)   the Company has not received, at any time since September 29, 2000 any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (ii) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

            5.17.2    Schedule 5.17 contains a complete and accurate list of each Governmental Authorization that is held by the Company or that otherwise relates to the business of, or to any of the assets owned or used by, the Company. Each Governmental Authorization listed or required to be listed in Schedule 5.17 is valid and in full force and effect. Except as set forth in Schedule 5.17:

              (a)    the Company is, and at all times since September 29, 2000 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 5.17;

              (b)    no event has occurred or circumstance exists that may (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 5.17, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 5.17;

              (c)    the Company has not received, at any time since September 29, 2000, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

              (d)    all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 5.17 have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

            The Governmental Authorizations listed in Schedule 5.17 collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate its Business in the manner in which it is currently conducted and operated and to permit the Company to own and use its assets in the manner in which it currently owns and uses such assets.

          5.18    Taxes.

            5.18.1    The Company has filed or caused to be filed (on a timely basis since September 29, 2000) all Tax Returns that are or were required to be filed by or with respect to the Company, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. All Tax Returns correctly reflect the facts regarding the income, business, assets, operations, activities and status of the Company. The Company is not a beneficiary of any extension of time within which to file any Tax Return. The Seller Parties have delivered to Purchaser copies of, and Schedule 5.18 contains a complete and accurate list of, all such Tax Returns relating to income or franchise taxes filed since September 29, 2000. Except as disclosed on Schedule 5.18, all Taxes owed by the Company (whether or not shown as due and payable on any Tax Return) have been timely paid or withheld and remitted to the appropriate taxing authority. The United States federal and state income Tax Returns of the Company subject to such Taxes have never been audited by the IRS or relevant state tax authorities. All Taxes that the Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person. All Tax Returns filed by the Company are true, correct, and complete. There is no tax sharing agreement that will require any payment by the Company after the date of this Agreement. The Company is not, nor within the five-year period preceding the Closing Date has been, an "S" corporation.

            5.18.2    The Company is not a party to any contract under which any Person may receive payments characterized as "excess parachute payments" within the meaning of Section 280G of the Code.

            5.18.3    The Company has not been granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

            5.18.4    There is no action, suit, proceeding, claim, audit or investigation now pending or threatened against or with respect to the Company in respect of any Tax.

            5.18.5    There are no liens for Taxes for which notice of such lien has been filed by the taxing Governmental Body upon the assets or properties of the Company.

            5.18.6    The Company is not and has not been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person.

            5.18.7    The Company has no liability for the Taxes of any Person as a transferee or successor, by contract or otherwise. No claim has been made by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that Governmental Body.

            5.18.8    Neither the Company nor any Person on behalf of the Company has entered into any agreement or consent pursuant to Section 341(f) of the Code.

            5.18.9    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) "closing agreement" as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign tax law); (ii) installment sale or open transaction disposition made on or prior to the date of this Agreement; or (iii) prepaid amount received on or prior to the date of this Agreement.

            5.18.10    The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code. None of the Seller Parties is a foreign person within the meaning of Section 1445 of the Code.

          5.19    Insurance.

            5.19.1    The Seller Parties have delivered to the Purchaser:

              (a)   True and complete copies of all policies of insurance to which the Company is a party or under which the Company, or any director of the Company, is or has been covered at any time within the three years preceding the date of this Agreement;

              (b)   True and complete copies of all pending applications for policies of insurance; and

              (c)   Any statement by the auditor of the Company's financial statements with regard to the adequacy of the Company's coverage or of the reserves for claims.

            5.19.2    Schedule 5.19.2 contains an accurate and complete description of:

              (a)   Any self-insurance arrangement by or affecting the Company, including any reserves established thereunder;

              (b)   Any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Company;

              (c)   All obligations of the Company to third parties with respect to insurance (including such obligations under leases and service agreements).

            5.19.3    Schedule 5.19.3 sets forth, by year, for the current policy year and each of the three preceding policy years, a summary of the loss experience under each policy; and a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims. Except as set forth in Schedule 5.19.3:

              (a)   all policies to which the Company is a party or that provide coverage to any Seller Party or any director or officer of the Company:

                (i)    Are valid, outstanding and enforceable;

                (ii)   Are issued by an insurer that is financially sound and reputable;

                (iii)  Taken together, provide adequate insurance coverage for the assets and the operations of the Company;

                (iv)  Are sufficient for compliance with all legal requirements and Contracts to which the Company is a party or by which the Company is bound;

                (v)   Will continue in full force and effect following the consummation of the transactions contemplated by this Agreement; and

                (vi)  Do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company.

              (b)   Neither the Seller Parties nor the Company has received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (b) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

              (c)   The Company has given notice to the insurer of all claims that may be insured thereby.

          5.20    Employees; Employment Matters.

            5.20.1    Schedule 5.20 contains a list of all employees and independent contractors of the Company, including any employee on leave of absence or layoff status and their position and rate of compensation. Schedule 5.20 also contains a list of all employee and independent contractor contracts.

            5.20.2    The Company has no unsatisfied liability to any previously terminated employee or independent contractor. The Company has complied with and is currently in compliance with all applicable labor and employment laws, rules and regulations.

            5.20.3    No key employee or independent contractor or group of employees or independent contractors has informed the Seller Parties of any plans to terminate their employment with the Company for any reason, including as a result of the transactions contemplated by this Agreement.

            5.20.4    All persons employed by the Company are employees at will or otherwise are employed such that the Company may terminate their employment at any time, with or without cause, without creating any Material cause of action against the Company or otherwise giving rise to any Material liability of the Company for wrongful discharge, breach of contract or tort.

            5.20.5    Each Person whom the Company has retained as an independent contractor during the past two years qualifies as an independent contactor and not as an employee of the Company under all applicable laws. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the Company to be in breach of any agreement with any employee, contractor or consultant or cause the Company to be liable to pay any severance or any other amount to any employee, contractor or consultant of the Company.

          5.21    Employee Benefit Plans.    Schedule 5.21 contains a complete and accurate list of all Employee Benefit Plans. The Seller Parties have delivered to Purchaser, or will deliver to Purchaser within ten (10) days of the date of this Agreement (a) all documents that set forth the terms of each Employee Benefit Plan; (b) all personnel, payroll, and employment manuals and policies; (c) a written description of any Employee Benefit Plan that is not otherwise in writing; (d) all insurance policies purchased by or to provide benefits under any Company Plan; (e) all contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Employee Benefit Plan; and (f) all reports submitted within the four years preceding the date of this Agreement by third party administrators, actuaries, investment managers, consultants, or other independent contractors with respect to any Employee Benefit Plan. Except as set forth in Schedule 5.21:

              (a)   The Company has performed all of its obligations under all Employee Benefit Plans. The Company has made appropriate entries in its financial records and statements for all obligations and liabilities under such Employee Benefit Plans.

              (b)   No statement, either written or oral, has been made by the Company to any Person with regard to any Employee Benefit Plan that was not in accordance with such Plan and that could have an adverse economic consequence to the Company or to Purchaser.

              (c)   The Company, with respect to all Employee Benefit Plans is in full compliance with all legal requirements.

              (d)   Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Employee Benefit Plan is pending or, to the Seller Parties' knowledge, is threatened.

              (e)   The consummation of the transactions contemplated hereby will not result in the payment, vesting, or acceleration of any benefit under any Employee Benefit Plan.

          5.22    No Finder.    No broker, finder or other person is entitled to a commission, brokerage fee or other similar payment in connection with this Agreement or the transactions contemplated hereby as a result of any agreement or action of any of the Seller Parties, the Company, or any party acting on their behalf.

          5.23    Business Relations.    The Seller Parties have no knowledge that any client, supplier or vendor engaged in doing business with the Company will cease to do business with Purchaser, after the consummation of the transactions contemplated hereby, in the same manner and at the same levels as previously conducted with the Company. No Seller Party has actual knowledge of any notice of cancellation of any existing agreement, contract or legally binding obligation or Material business arrangement with any Person and no Seller Party is aware of any facts which could lead him or her to believe that there will be a cancellation of any such agreement, contract or legally binding obligation or Material business arrangement. Since the Interim Financial Statement Date, no client of the Company accounting for more than 5% of revenues in fiscal year 2003 has canceled, Materially reduced the scope of, or otherwise Materially modified its relationship with the Company, and to the actual knowledge of each Seller Party, no Person has any intention to do so (other than due to completion of engagements or assignments commenced prior to the Closing Date), and there are no disputes or problems or notices of dissatisfaction with or from any such client. The Seller Parties have no knowledge nor are aware of any facts which could lead any of them to believe that the consummation of the transactions contemplated by this Agreement will have a Material adverse effect on any relationships with any clients of the Company.

          5.24    Environmental.    Except as set forth in Schedule 5.24:

            5.24.1    The Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law.

            5.24.2    No hazardous or toxic substance or waste (including without limitation petroleum products) or other Material regulated under any Environmental Law (each a "Contaminant") has been generated, stored, transported or released (each a "Release") by the Company.

            5.24.3    Neither the Seller Parties nor the Company has received any notice or claim to the effect that he or it is or may be liable as a result of the Release of a Contaminant.

            5.24.4    Neither the Seller Parties nor the Company is the subject of any investigation by any governmental authority with respect to the Release of a Contaminant.

          5.25    Guarantees, Indemnitees.    Except as set forth in Schedule 5.25, the Company is not a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other person. Except for any indemnification provisions that may be included in any of the Contracts, the Company has not agreed to indemnify or otherwise hold harmless any person from any liability, known or unknown, existing or future, direct or indirect, contingent or primary. Except as set forth in this Agreement and the Transaction Documents, the Company is not subject to any non-competition obligation, covenant not to compete or similar obligations.

          5.26    Warranty; Nonbillable Work.    Except as set forth in Schedule 5.26, all services rendered by the Company has been in Material conformity with all applicable contractual commitments and all warranties, and the Company has no liability for damages in connection therewith, subject to the reserve for client claims as set forth on the Financial Statements. The Company is not obligated to perform nonbillable client service work (under the terms of any client agreement or necessary in order to maintain any client relationship) in order to correct work previously performed that was incorrect or deficient, or to complete work in excess of the fixed rate limit with respect to a particular project or otherwise, other than reasonable and customary efforts to maintain client satisfaction consistent with the size and scope of a particular project and consistent with maintaining the profitability of such project. The Company is not a party to any fixed fee or capped price contracts or engagement arrangements involving work which if billed at its normal hourly rates would exceed $10,000 in annual revenues, nor does the Company have any outstanding offers, bids or proposals to perform any services on a fixed fee or capped basis exceeding such amount.

          5.27    Consents.    With the exception of the consent of the landlords under the respective Leases, and the consents to be delivered by the Seller Parties under the execution, delivery and performance of this Agreement and the other Transaction Documents do not require the consent, approval, authorization or act of, or the making by any Seller Party of any declaration, filing or registration with, any Governmental Body or any other Person which has not been obtained or made as of the Closing Date.

          5.28    Securities Matters.    Each Seller will acquire the shares of Parent Stock to be acquired pursuant to this Agreement either (i) for investment for its account and not with a view to or for offer or sale in connection with any distribution thereof, or (ii) for resale solely pursuant to an effective registration statement or applicable exemption under Applicable Securities Laws. Each Seller Party understands that the shares of Parent Stock to be acquired pursuant to this Agreement shall not have been registered under Applicable Securities Laws with respect to such transaction by reason of a specific exemption or exception from the registration requirements of Applicable Securities Laws which depend upon, among other things, the accuracy of each Seller's representations herein. Each Seller Party understands that, until such time as a registration statement for the resale of such shares of Parent Stock is effective, each certificate evidencing such shares shall bear a legend substantially to the effect that the shares represented by such certificate have not been registered or qualified under Applicable Securities Laws and may be offered and sold only if registered and qualified pursuant to the Applicable Securities Laws or pursuant to an applicable exemption from such registration or qualification.

          5.29    Information, Experience, and Ability to Bear Risk.    Each Seller Party acknowledges receipt of all the information requested from Parent and considered by such Seller Party to be necessary or appropriate for deciding whether to acquire the shares of Parent Stock to be acquired pursuant to this Agreement. Each Seller is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended, and has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of, and such Seller is able to bear the economic risk of, its acquisition of such shares of Parent Stock pursuant to this Agreement. Such Seller has had the opportunity to ask questions and receive answers regarding the terms and conditions of such acquisition of shares of Parent Stock.

          5.30    Accuracy of Disclosure.    No representation or warranty made by any Seller Party in this Agreement, and no written statement or document furnished by any Seller Party to Purchaser in connection with the negotiation of the transactions contemplated by this Agreement, and no exhibit, certificate, schedule, document, list or instrument prepared, made or delivered, or to be prepared, made or delivered, by or on behalf of any Seller Party pursuant hereto contains or will contain any untrue statement of a Material fact or omits or will omit to state a Material fact necessary to make the statements contained herein and therein not misleading.

        6.    Representations of Purchaser.

        As an inducement to the Seller Parties to enter into this Agreement and to consummate the transactions contemplated in this Agreement, Purchaser represents and warrants to the Seller Parties as follows:

          6.1    Organization and Authority.    Purchaser is a limited liability company duly formed and existing in good standing under the laws of the State of California. Purchaser has the requisite power and authority, as a limited liability company, to own its properties and assets and to carry on its business as now conducted.

          6.2    Authorization of Agreement.    Purchaser has the limited liability company power to execute, deliver and perform this Agreement. This Agreement has been duly authorized by all necessary limited liability company action on the part of the Purchaser.

          6.3    Litigation; Compliance with Law.    There is no litigation, proceeding (arbitral or otherwise), claim or investigation of any nature pending or, to Purchaser's actual knowledge, threatened, against Purchaser that reasonably could be expected to Materially adversely affect Purchaser's ability to perform in accordance with the terms of this Agreement.

          6.4    Securities Matters.    Purchaser is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Applicable Securities Laws.

        7.    Representations of Parent.

        As an inducement to the Seller Parties to enter into this Agreement and to consummate the transactions contemplated in this Agreement, Parent represents and warrants to the Seller Parties as follows:

          7.1    Organization and Authority.    Parent is a corporation duly organized and existing in good standing under the laws of the State of Delaware. Parent has the requisite corporate power and authority, to own its properties and assets and to carry on its business as now conducted.

          7.2    Authorization of Agreement.    Parent has the corporate power to execute, deliver and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of Parent.

          7.3    Litigation; Compliance with Law.    There is no litigation, proceeding (arbitral or otherwise), claim or investigation of any nature pending or, to Parent's actual knowledge, threatened, against Parent that reasonably could be expected to Materially adversely affect Parent's ability to perform in accordance with the terms of this Agreement.

        8.    Tax Matters

          8.1    Returns.

            8.1.1    Except for the federal income Tax Returns and the California franchise Tax Returns of the Company for the taxable periods ending before the date of the Closing Date, all which the Seller Parties shall cause to be prepared and timely filed, Purchaser, shall prepare and timely file, or cause to be prepared (in a manner consistent with previously filed Tax Returns of the Company unless otherwise required by Law) and timely filed, all Tax Returns of the Company that are due with respect to any Pre Closing Tax Period other than Returns for which the due date (with applicable extensions) falls on or before the date of this Agreement. The Purchaser will provide, or cause to be provided, to the Seller Parties drafts of all Tax Returns required to be filed under this Section 8.1 at least 30 days prior to the due date for the filing of such Tax Returns (including any extensions). At least 15 days prior to the due date for the filing of such Tax Returns (including any extensions), the Seller Parties will notify Purchaser of the existence of any dispute the Seller Parties may have to any items set forth on such draft Tax Returns (a "Shareholder Dispute Notice"). Purchaser and the Seller Parties shall consult and resolve in good faith any such objection. Notwithstanding the foregoing, nothing in this Section 8.1.1 shall prohibit Purchaser from timely filing any Tax Returns required to be filed under this Section 8.1.1, but Purchaser shall file, or cause to be filed, amended Tax Returns to the extent necessary to reflect the parties' agreed resolution of the objections contained in the Shareholder Dispute Notice. Purchaser shall pay or cause to be paid all Taxes due with respect to such Tax Returns, provided that the Seller Parties shall reimburse Purchaser for any amount of Taxes of the Company paid by or caused to be paid by Purchaser with respect to such Tax Returns.

            8.1.2    All of the Tax Returns that the Seller Parties are required to prepare and timely file, or cause to be prepared and timely filed pursuant to Section 8.1.1 hereof, shall be prepared in a manner consistent with previously filed Tax Returns of the Company unless otherwise required or permitted by law. The Seller Parties will provide, or cause to be provided, to Purchaser drafts of all Tax Returns required to be filed under this Section 8.1.2 at least 30 days prior to the due date for the filing of such Tax Returns (including any extensions). At least 30 days prior to the due date for the filing of such Tax Returns (including any extensions), Purchaser will notify Sellers of the existence of any dispute Purchaser may have to any items set forth on such draft Tax Returns (a "Purchaser Dispute Notice"). The Purchaser and the Seller Parties shall consult and resolve in good faith any such objection.

    Notwithstanding the foregoing, nothing in this Section 8.1.2 shall prohibit the Seller Parties from timely filing any Tax Returns required to be filed under this Section 8.1.2, but the Seller Parties shall file, or cause to be filed, amended Tax Returns to the extent necessary to reflect the parties' agreed resolution of the objections contained in the Purchaser Dispute Notice. The Seller Parties shall pay or cause to be paid all Taxes due with respect to such Tax Returns.

        8.2    Apportionment of Taxes

            8.2.1    For purposes of this Agreement, all Taxes and Tax liabilities with respect to the income, property or operations of the Company that relate to a taxable year or other taxable period beginning before and ending after the date of this Agreement (a "Straddle Period") will be apportioned between the "Pre-Closing Tax Period" and the "Post-Closing Tax Period" of the Straddle Period in accordance with this Section 8.2. For purposes of this Section 8, the "Pre-Closing Tax Period" means that portion of the Straddle Period occurring before the Closing Date and the "Post-Closing Tax Period" means that portion of the Straddle Period occurring on or after the Closing Date. The portion of such Tax related to the Pre-Closing Tax Period will: (i) in the case of Taxes other than sales and use Taxes, value-added Taxes, employment Taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any sales or use Taxes, value-added Taxes, employment Taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the relevant taxable period or Tax year in which the income, receipts or profits were earned ended on and included the date of this Agreement. To the extent any income Tax is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Tax Period will be deemed to be the greater of (A) the amount of such Tax measured by net worth or other basis determined as though the taxable values for the entire Straddle Period equal the respective values as of the end of the day on the date of this Agreement and multiplying the amount of such Tax by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period or (B) the amount of such Tax measured by net income determined as though the applicable Tax period terminated at the end of the day on the date of this Agreement. The portion of Tax related to the Post-Closing Tax Period shall be calculated in a corresponding manner. Purchaser acknowledges that the deductibility of any amounts paid at Closing that are deductible under applicable law are properly allocable to the Post-Closing Tax Period to the extent provided under applicable law and will be reflected on the income and franchise Tax Returns as deducted during the Post-Closing Tax Period as provided under applicable law. The Seller Parties will be liable for the payment of all Taxes of the Company that are attributable to any Pre Closing Tax Period whether shown on any original Tax Returns or amended Tax Returns for the period referred to in such Tax Returns. Purchaser will be liable for the payment of all Taxes that are attributable to any Post-Closing Tax Period.

            8.2.2    All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on Purchaser or the Company in connection with this Agreement and any ancillary agreements will be borne and paid by the Company when due, and the Company, at its own expense, will cause to be filed all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

          8.3    Cooperation; Audits.    In connection with the preparation of Tax Returns, audit examinations and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Company for all Pre-Closing Tax Periods, Purchaser and the Company, on the one hand, and the Seller Parties, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by any tax authorities as to the imposition of Taxes.

          8.4    Controversies.    Purchaser shall promptly notify the Seller Parties in writing upon receipt by Purchaser or any affiliate of Purchaser (including the Company after the date of this Agreement) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period for which the Seller Parties may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a "Tax Matter"). Purchaser will have the exclusive authority to represent the interests of the Company with respect to any Tax Matter before the IRS or any other Tax Authority and will have the sole right to extend or waive the statute of limitations with respect to a Tax Matter and to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, filing Tax Returns and settling audits. Purchasers shall keep the Seller Parties fully and timely informed with respect to the commencement, status and nature of any Tax Matter. Purchaser shall, in good faith, allow the Seller Parties to consult with it regarding the conduct of or positions taken in any such proceeding.

          8.5    Amended Tax Returns.    The Seller Parties may not file or cause or permit to be filed any amended Tax Returns that affect or may affect the Tax liability of Purchaser, the Company or any affiliate of the foregoing for any Post-Closing Tax Period or Straddle Period, without the prior written consent of Purchaser, which consent may not be unreasonably withheld or delayed unless such amended Tax Return is required by law or order of a judge or arbitrator.

          8.6    Specific Performance.    The obligations of each party to this Agreement is unique. Specifically, if any party should breach its obligations under this Section 8.6, or its representations and warranties regarding tax matters under Section 5.18, the parties hereto acknowledge that it would be extremely impracticable to measure the resulting damages. Accordingly, with respect to a breach under this Section 8.6, or the representations and warranties regarding tax matters under Section 5.18, the nonbreaching party or parties, in addition to any other available rights or remedies, may sue in equity for specific performance, and each party expressly waives the defense that a remedy in damages will be adequate.

        9.    Additional Covenants.

          9.1    Certificates Representing Closing Shares.    Pursuant to Section 2.3, within five (5) business days of the Closing Date, Parent will deliver to Sellers the stock certificates representing the Closing Shares.

          9.2    Necessary Consents.    Promptly upon a request by Purchaser, the Seller Parties will use best efforts to: (i) obtain written consents, in form and substance reasonably satisfactory to Purchaser, to the transactions contemplated hereby from the other party to any Contract by which the Company is affected including, without limitation, from any client for whom the Company is performing services as of the Closing Date, or such other consents as are necessary and may be requested by Purchaser to prevent a Material adverse change in the Company or its operations; and (ii) cooperate with Purchaser upon Purchaser's request in securing written engagement letters from those clients of the Company who have oral agreements or engagements with the Company as of the Closing Date.

          9.3    Confidentiality.    Both before and after the Closing, each of the parties hereto agrees that it will treat in confidence this Agreement and all documents, materials and other information which it may have obtained regarding the other party during the course of the negotiations leading to the preparation of this Agreement and the other Transaction Documents. If a party (the "Recipient") is requested or required (by deposition questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose the confidential information of another party (the "Protected Party"), the Recipient must provide the Protected Party with prompt notice of such request(s) so the Protected Party may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the confidentiality provisions of this Agreement. (The preceding sentence will not apply to public disclosures by a Recipient which the Recipient believes in good faith to be required by federal securities laws or any listing or trading agreement concerning the Recipient's publicly-traded securities.) In the event that such protective order or other remedy is not obtained, or the Protected Party grants a waiver hereunder, the Recipient may furnish that portion (and only that portion) of the confidential information which it is legally compelled to disclose and must exercise its reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any confidential information so furnished. The obligation of each party to treat such documents, materials and other information in confidence will not apply to any information which (i) is or becomes available to such party from a source other than such party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, or (iii) such party reasonably deems disclosure to be necessary to obtain any of the consents or approvals contemplated hereby. The covenants set forth in this Section 9.3 will survive the Closing.

          9.4    Public Announcements.    Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued, if at all, at such time and in such manner as Purchaser determines. Unless consented to by Purchaser in advance or required by Legal Requirements, prior to the Closing, the Seller Parties will, and will cause the Company to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person, except those Persons necessary for providing legal and tax advice to the Seller Parties. The Seller Parties and Purchaser will consult with each other concerning the means by which the Company's employees, clients, and suppliers and others having dealings with the Company will be informed of this Agreement and the transactions contemplated hereby, and Purchaser will have the right to be present for any such communication.

          9.5    Further Assurances.    At any time or from time to time after the Closing, each party hereunder will, at the request of the other, execute and deliver any further instruments or documents and take all such further action as any party may reasonably request in order to carry out the transactions contemplated hereby.

          9.6    Retained Information.    After the Closing, to the extent not prohibited by law or restricted by applicable ethical rules, Purchaser will make available to the Seller Parties any business records related to the operations of the Company prior to the Closing which are transferred to Purchaser at the Closing (the "Transferred Business Records") for inspection and copying to the extent the Seller Parties require access to such records in response to tax audits or other reasonable business necessity as reasonably determined by the Seller Parties. The Seller Parties' access to the Transferred Business Records is subject to the confidentiality obligations of each of the Seller Parties under Section 9.3 hereof.

          9.7    Taxes.    After the Closing, the Seller Parties shall, with respect to the Company, make any Tax elections and/or amend, revise or restate any Tax Returns filed with any Tax or Governmental Authority, as required hereunder or by applicable law.

        10.    Conditions Precedent To Obligations Of Purchaser and Parent.

        The obligations of Purchaser and Parent under this Agreement are subject to the fulfillment in all respects of the following conditions precedent on or before the Closing Date, each of which may be waived in writing at the sole discretion of Purchaser and Parent. The Seller Parties must deliver a certificate executed by each Seller Party certifying the satisfaction in all respects of the conditions precedent set forth in this Section 10. If any of the conditions precedent to the obligations of Purchaser and Parent are not satisfied or waived on the Closing Date, Purchaser and Parent will have the right to elect not to proceed with the Closing and the parties will have no further rights or obligations under this Agreement or otherwise.

          10.1    Continued Truth of Representations and Warranties; No Breach.    Each of the representations and warranties of the Seller Parties in this Agreement will be true and correct in all Material respects on and as of the Closing Date, and the Seller Parties will have performed and complied with all of the terms, conditions, obligations, agreements and restrictions required by this Agreement to be performed or complied with by them prior to or on the Closing Date, including making the deliveries required under Section 3.2 hereof.

          10.2    Absence of Litigation.    No action or proceeding will have been instituted or threatened by any public authority prior to the Closing Date before a court or governmental body or agency of any kind for the stated purpose or with the probable effect of enjoining or preventing the consummation of this Agreement and the transactions contemplated herein or to recover damages by reason thereof. No action or proceeding will have been instituted by any private person prior to the Closing Date before a court or governmental body or agency of any kind with the probable effect of enjoining or preventing the consummation of this Agreement and the transactions contemplated hereby.

          10.3    No Claim Regarding Stock Ownership or Sale Proceeds.    There must not have been made or threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, any of the Company, or (b) is entitled to all or any portion of the Purchase Price payable for the Shares.

          10.4    Resolution of Conflict Issues.    Purchaser, on the one hand, and the Seller Parties, on the other hand, will have (i) resolved, to the satisfaction of each of them, any current conflicts of interest between clients of the Company and clients of Purchaser, and (ii) reached an agreement, satisfactory to each of them, on the method of resolving conflicts of interest that may arise in the future as a result of the transactions contemplated by this Agreement.

          10.5    Employment Agreements.    Purchaser will have entered into the Expert Agreement on terms mutually agreeable to the respective parties with Blanchard, and will have delivered executed Engagement Letters to each of Summers, McCloskey, and Trujillo.

          10.6    Employee Agreements.    Purchaser and the individuals identified in Schedule 10.6 will have entered into agreements as to terms and conditions of employment or other forms of affiliation in a form and with content acceptable to Purchaser.

          10.7    Necessary Governmental Approvals.    The parties will have received all approvals and actions of or by all Governmental Bodies that are necessary to consummate the transactions contemplated hereby and that are required to be obtained prior to the Closing by applicable law.

          10.8    Landlord Consent.    The Company will have obtained, at the Seller Parties' expense, the written consent of each landlord under the Leases.

          10.9    Year-End Revenues.    The Seller Parties will have provided to Purchaser confirmation reasonably acceptable to Purchaser that the Company's tangible net worth at Closing will be ***.

          10.10    No Material Adverse Change.    There will have been no Material adverse change in the business or operations of the Company from the Interim Financial Statement Date through and including the Closing Date.

          10.11    Lender Approval.    Purchaser will have received the prior written consent of U. S. Bank National Association on behalf of itself and Purchaser's other lenders, to the transactions contemplated by this Agreement.

          10.12    Completion of Due Diligence.    Purchaser will have completed its legal and financial due diligence investigations to its satisfaction.

          10.13    Review of Tax Effects.    Purchaser will have completed to its satisfaction its review of all Tax-related effects of the transactions contemplated by this Agreement.

          10.14    Failure to Satisfy Conditions Precedent.    If any of the conditions precedent to the obligations of Purchaser are not satisfied or waived on the Closing Date, Purchaser will have the right to elect not to proceed with the Closing and the parties will have no further rights or obligations under this Agreement, any employment agreement entered into in connection herewith, or otherwise, except for the obligations of confidentiality set forth in this Agreement or any other agreement between the parties.

        11.    Conditions To Obligations Of The Seller Parties.

        The obligations of the Seller Parties under this Agreement are subject to the fulfillment in all Material respects of the following conditions precedent as of the Closing Date, each of which may be waived in writing at the discretion of the Seller Parties. If any of the conditions precedent to the obligations of the Seller Parties are not satisfied or waived on the Closing Date, the Seller Parties will have the right to elect not to proceed with the Closing and the parties will have no further rights or obligations under this Agreement, the Expert Agreements or otherwise.

          11.1    Continued Truth of Representations and Warranties.    The representations and warranties made by Purchaser in this Agreement will be true in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any changes permitted by the terms hereof or consented to in writing by the Seller Parties and except for representations and warranties that are qualified as to Materiality, which will be true and correct in all aspects, and Purchaser will have performed and complied with all terms, conditions, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or on the Closing Date, including making the deliveries required under Section 3.3 hereof.

          11.2    Absence of Litigation.    No action or proceeding will have been instituted or threatened by any public authority prior to the Closing Date before a court or governmental body or agency of any kind for the stated purpose or with the probable effect of enjoining or preventing the consummation of this Agreement and the transactions contemplated herein or to recover damages by reason thereof. No action or proceeding will have been instituted by any private person prior to the Closing Date before a court or governmental body or agency of any kind with the probable effect of enjoining or preventing the consummation of this Agreement and the transactions contemplated hereby.

          11.3    Review of Tax Effects.    The Seller Parties will have completed to their satisfaction their review of all Tax-related effects of the transactions contemplated by this Agreement

          11.4    Employee Agreements.    Purchaser and the individuals identified in Schedule 10.6 will have entered into agreements as to terms and conditions of employment or other forms of affiliation in a form and with content acceptable to said individuals.

        12.    Amendment And Survival Of Representations And Warranties.

        The representations and warranties of the parties contained herein, and all claims and causes of action related thereto, will survive the consummation of the transactions contemplated hereby until the second anniversary of the Closing Date; provided, however, that the representations and warranties of the Seller Parties contained in Section 5.18 regarding tax matters, and all claims and causes of action related thereto, will survive the consummation of the transactions contemplated hereby until ninety (90) days beyond the applicable statutes of limitations with respect thereto. Notwithstanding the foregoing, the limitation period for the survival of representations and warranties set forth in this Section 12 will not apply to any fraudulent representation or warranty, or to any breach or inaccuracy in any representation or warranty known to any of the parties hereto on or before the Closing Date.

        13.    Indemnification.

          13.1    Indemnification by Seller Parties.    Each of the Seller Parties, jointly and severally, agrees to indemnify, defend and hold harmless Purchaser and any of its members, officers, directors, employees, agents, affiliates, successors or assigns (each, a "Purchaser Party") (up to a maximum indemnification ceiling of *** from any loss, damage or expense (including reasonable attorneys' fees) that a Purchaser Party may incur, suffer or become liable for as a result of or in connection with (a) the breach of any representation or warranty of any Seller Party contained in this Agreement, including any Exhibit or Schedule hereto, occurring or developing during the period of survival of such representation or warranty; (b) the breach of any agreement of any Seller Party contained in this Agreement; or (c) any Excluded Liability. Purchaser, acting on behalf of a Purchaser Party, will give the Seller Parties prompt written notice of any claim, suit or demand which Purchaser believes will give rise to indemnification by the Seller Parties under this section; provided, however, that, the failure to give such notice will not affect the obligations of the Seller Parties hereunder. Except as hereinafter provided and except where a conflict of interest between the Seller Parties and the Purchaser Party suggests separate counsel is appropriate, the Seller Parties will have the right to defend and to direct the defense against any such claim, suit or demand, in its name or in the name of the Purchaser Party at the Seller Parties' expense and with outside counsel of the Seller Parties' own choosing. Each Purchaser Party will, at the Seller Parties' expense, cooperate reasonably in the defense of any such claim, suit or demand. If the Seller Parties, within a reasonable time after notice of a claim, fail to defend a Purchaser Party, the Purchaser Party will be entitled to undertake the defense, compromise or settlement of such claim at the expense of and for the account and risk of the Seller Parties subject to the right of the Seller Parties to assume the defense of such claim at any time prior to the settlement, compromise or final determination thereof if the only issues remaining therein involve liability for, or the amount of, money damages to be assessed against the Purchaser Party, provided the Seller Parties will not, without the Purchaser Party's written consent, settle or compromise any claim or consent to any entry of judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Purchaser Party a release from all liability in respect of such claim.

          13.2    Indemnification by Purchaser.    Purchaser agrees to indemnify, defend and hold harmless the Seller Parties, and each of their respective successors or assigns (each, a "Seller Affiliate") (up to a maximum indemnification ceiling of *** from any loss, damage or expense (including reasonable attorneys' fees) which a Seller Affiliate may incur, suffer or become liable for as a result of or in connection with (a) the inaccuracy or breach of any representation or warranty of Purchaser contained in this Agreement, including any Exhibit or Schedule hereto, occurring or developing during the period of survival of such representation or warranty; or (b) the breach of any agreement of Purchaser contained in this Agreement. Notwithstanding the foregoing, Purchaser will have no indemnification, defense or hold harmless obligation to any Seller Party with respect to the liability of any Seller Party for Taxes as a result of the transactions contemplated by this Agreement or the Expert Agreements. The Seller Parties, on behalf of each Seller Affiliate, will give Purchaser prompt written notice of any claim, suit or demand which they believe will give rise to indemnification by Purchaser under this paragraph; provided, however, that the failure to give such notice will not affect the obligations of Purchaser hereunder. Except as hereinafter provided and except where a conflict of interest between a Seller Affiliate and Purchaser suggests separate counsel is appropriate, Purchaser will have the right to defend and to direct the defense against any such claim, suit or demand, in its name or in the name of Seller Affiliate at Purchaser's expense and with counsel of Purchaser's own choosing. Each Seller Affiliate will, at Purchaser's expense, cooperate reasonably in the defense of any such claim, suit or demand. If Purchaser, within reasonable time after notice of a claim, fails to defend a Seller Affiliate, Seller Affiliate will be entitled to undertake the defense, compromise or settlement of such claim at the expense of and for the account and risk of Purchaser subject to the right of Purchaser to assume the defense of such claim at any time prior to the settlement, compromise or final determination thereof if the only issues remaining therein involve liability for, or the amount of, money damages to be assessed against Seller Affiliate, provided Purchaser will not, without Seller Affiliate's written consent, settle or compromise any claim or consent to any entry of judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to a Seller Affiliate a release from all liability in respect of such claim.

          13.3    ***.

          13.4    Right of Offset.    Purchaser will have the right to offset all or any portion of the Performance Payments against any amounts for which Purchaser is entitled to indemnification under Section 13.1. In making this offset, Purchaser will have no obligation to allocate the offset amount among the Sellers.

        14.    No Liability.

        Neither Purchaser nor Parent, nor any of their members, officers, directors, employees, agents, affiliates, successors or assigns will be liable to the Seller Parties for any loss, damage or expense (including reasonable attorneys' fees) that any Seller Party may incur, suffer or become liable for as a result of or in connection with the Purchase Price, including any Earn Out Payments, once the same has been paid by Purchaser to Sellers pursuant to the terms hereof.

        15.    Expenses.

        Except as may otherwise expressly be provided herein, each party to this Agreement will pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including taxes, recording fees and attorneys' or accountants' fees.

        16.    Retainer of Company Brand Identity.

        Purchaser will maintain the Company's brand identity, including the use of the name "Silicon Valley Expert Witness Group," for so long as it is commercially productive to do so; however, as of the Closing Date, the Company's brand will be associated with the Purchaser's brand in such manner as Purchaser deems reasonably appropriate.

        17.    Dispute Resolution.

        In the event of any dispute or disagreement arising out of or relating to this Agreement (a "Dispute"), the parties will attempt to resolve such Dispute by good faith negotiation prior to resorting to mediation or litigation. In the event such Dispute is not resolved by means of such good faith negotiation, any party (the "Proposing Party") may require the Dispute to be referred to the non-binding mediation of a single mediator (the "Mediator") to be appointed jointly by the parties. The Proposing Party shall give written notice to the other parties of the Proposing Party's intention to refer the Dispute to mediation (the "Mediation Notice"). Such Mediation Notice shall specify in reasonable detail the nature of the issue giving rise thereto and nominate a single mediator to co-appoint, along with the other party's selection of mediator, the Mediator. Within ten (10) days of the delivery of the Mediation Notice, the other party to the Dispute will nominate in writing to the Proposing Party a second mediator. The two mediators so chosen will, within ten (10) days of the second mediator's selection, jointly appoint a single mediator to serve as the Mediator. The Mediator shall conduct the mediation in accordance with the guidelines set by the parties to the Dispute. In the event such guidelines cannot be agreed upon, the mediation will be governed by the Rules of Practice and Procedure of Judicial Arbitration & Mediation Services, Inc. (JAMS), or its successor entity. The Mediator shall reach a decision and give notice to the parties of his/her decision within sixty (60) days of the commencement of the mediation. The decision of the Mediator will be nonbinding unless either the Proposing Party or the other party to the Dispute agrees in advance of the mediation that the Mediator's decision will be binding. The costs of engaging the Mediator shall be borne equally by the Proposing Party and the other party to the Dispute and each party shall bear its own costs of preparing the materials for and making presentations to the Mediator.

        18.    Notices.

        Any notices or other communications required or permitted hereunder will be sufficiently given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or transmitted by telecopy with confirmation copy sent by first class mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice in accordance with this Section 17:

        In the case of Purchaser, to:

        LECG, LLC
        2000 Powell Street, Suite 600
        Emeryville, CA 94608

        with copies of notices to Purchaser to:

        Marvin A. Tenenbaum, Esq.
        General Counsel
        LECG, LLC
        33 West Monroe Street, Suite 1850
        Chicago, IL 60603
        Fax: (312) 267-8220

        and

        Carol Kerr, Esq.
        Folger Levin & Kahn, LLP
        1900 Avenue of the Stars, Suite 2800
        Los Angeles, California 90067
        Fax: (310) 556-3770

        In the case of the Seller Parties, to:

        Gary J. Summers
        2570 W. El Camino Real, Suite #650
        Mountain View, California 94040
        Fax: (650) 917-0701

        with a copy to:

        Jack Russo, Esq.
        Russo & Hale, LLP
        401 Florence Street
        Palo Alto, California 94301
        Fax: (650) 327-3737

        19.    Successors.

        This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no party may assign its rights or obligations hereunder (directly or indirectly or as a matter of law) without the prior written consent of all of the other parties.

        20.    Section Headings.

        The Section headings used in this Agreement are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

        21.    Governing Law.

        This Agreement will be governed by and construed in accordance with the laws of California applicable to agreements made and to be performed therein (without giving effect to the conflict of law provisions of such jurisdiction).

        22.    Entire Agreement.

        This Agreement, including all Schedules and Exhibits hereto, and all agreements to be delivered by the parties pursuant hereto, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior negotiations between the parties including, without limitation, that certain Term Sheet dated May 24, 2004 or any other Term Sheet, and cannot be amended, supplemented or changed orally, but may only be so modified by an agreement in writing that makes specific reference to this Agreement or the applicable agreement delivered pursuant hereto, as the case may be, and that is signed by the party against whom enforcement of any such amendment, supplement or modification is sought.

        23.    Counterparts.

        This Agreement may be signed in two or more counterparts, each signed by one or more of the parties hereto so long as each party will sign at least one counterpart of this Agreement, all of which taken together will constitute one and the same instrument. Signatures delivered by facsimile or electronic file format will be treated in all respects as originals.

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

PURCHASER:		PARENT:
LECG, LLC a California limited liability company		LECG Corporation, a Delaware corporation
By: Its:	LECG Corporation Sole Manager	By:	/s/ J. GEOFFREY COLTON J. Geoffrey Colton
		Its:	Director of Finance; Assistant Secretary
By:	/s/ J. GEOFFREY COLTON J. Geoffrey Colton
Its:	Director of Finance; Assistant Secretary

SELLER PARTIES:
The Summers 1992 Trust, U/T/A 1/27/92
By:	/s/ GARY J. SUMMERS Gary J. Summers, Trustee
By:	/s/ LYNDA M. SUMMERS Lynda M. Summers, Trustee
The Richard & Sylvia McCloskey Living Trust Dated 6/14/93
By:	/s/ RICHARD M. MCCLOSKEY Richard M. McCloskey, Trustee
By:	/s/ SYLVIA V. MCCLOSKEY Sylvia V. McCloskey, Trustee
/s/ RICHARD A. BLANCHARD Dr. Richard A. Blanchard
/s/ DIANA TRUJILLO Diana Trujillo
/s/ GARY J. SUMMERS Gary J. Summers
/s/ RICHARD M. MCCLOSKEY Richard McCloskey

LIST OF EXHIBITS(1)

1.	Exhibit A	Form of Blanchard Expert Agreement
2.	Exhibit B	Form of McCloskey Engagement Letter
3.	Exhibit C	Form of Trujillo Engagement Letter
4.	Exhibit D	Form of Summers Engagement Letter
5.	Exhibit E	[Reserved]
6.	Exhibit F	Form of Lock Up Agreement
7.	Exhibit G	Opinion of Counsel to Seller Parties

(1)
Pursuant to Item 601(b)(2) of Subpart § 229.601 of Regulation S-K, the Schedules to this Stock Purchase Agreement briefly described in this listing have been omitted from Exhibit 2.3 furnished in connection with LECG Corporation's electronic filing of Form 10-Q on November 8, 2004. LECG Corporation agrees to furnish a copy of any omitted Schedule to the Securities and Exchange Commission upon request.

List of Schedules(2):

Schedule 2.2	Purchase Price Allocation Among Sellers
Schedule 2.4.5	Examples of Earn Out Payment Calculations
Schedule 4	Purchase Accepted Liabilities
Schedule 5.2	No Violations
Schedule 5.4	Agreements Affecting Shares; List of Officers and Directors
Schedule 5.7	Accounts Receivable Not Collectible in Ordinary Course of Business
Schedule 5.8	Absence of Certain Changes
Schedule 5.9	Accounts Receivable
Schedule 5.10	Assets Not Owned by the Company
Schedule 5.11	Personal Property
Schedule 5.12	Leases
Schedule 5.13	Contracts
Schedule 5.15	Liabilities
Schedule 5.16	Intellectual Property
Schedule 5.16.1	Intellectual Property License Grants
Schedule 5.16.2	Intellectual Property Rights Claimed by Employee or Independent Contractor
Schedule 5.17	Governmental Authorizations
Schedule 5.18	Tax Returns
Schedule 5.19.2	Insurance
Schedule 5.19.3	Insurance Policies
Schedule 5.20	List of SV Employees, Independent Contractor and Contracts
Schedule 5.21	Employee Benefit Plans
Schedule 5.24	Environmental
Schedule 5.25	Guarantees; Indemnitees
Schedule 5.26	Liabilities
Schedule 5.30	Accuracy of Disclosure
Schedule 10.6	Employee Agreements

(2)
Pursuant to Item 601(b)(2) of Subpart § 229.601 of Regulation S-K, the Exhibits to this Stock Purchase Agreement briefly described in this listing have been omitted from Exhibit 2.3 furnished in connection with LECG Corporation's electronic filing of Form 10-Q on November 8, 2004. LECG Corporation agrees to furnish a copy of any omitted Exhibit to the Securities and Exchange Commission upon request.

CONFIDENTIAL TREATMENT REQUESTED. A MARK OF *** ON ANY PAGES OF THIS EXHIBIT INDICATES THAT CONFIDENTIAL MATERIAL HAS BEEN OMITTED. THIS EXHIBIT, INCLUDING THE OMITTED PORTIONS, HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934.

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  Exhibit 2.3
  EXECUTION VERSION
STOCK PURCHASE AGREEMENT
RECITALS
AGREEMENT
LIST OF EXHIBITS(1)